

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

PC



05046116

March 2, 2005

Gregg M. Larson
Associate General Counsel and
Secretary
3M Company
3M Center, Building 0220-10W-15
St. Paul, MN 55133

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 3/2/2005

Re: 3M Company
Incoming letter dated January 7, 2005

Dear Mr. Larson:

This is in response to your letter dated January 7, 2005 concerning the shareholder proposal submitted to 3M by Jane Segal. We also have received a letter on the proponent's behalf dated January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Jane Segal
c/o Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Gregg M. Larson
Associate General Counsel and
Secretary

Office of General Counsel

3M Center, Building 0220-10W-15
St. Paul, MN 55133
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com



January 7, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: 3M Company
Securities Exchange Act of 1934, Rule 14a-8; Stockholder Proposal of Harrington Investments

Ladies and Gentlemen:

Under Rule 14a-8(j) of the Securities Exchange Act of 1934, this letter notifies the staff of the Division of Corporation Finance (the "Staff") that 3M intends to omit from its proxy statement and form of proxy for 3M's 2005 Annual Meeting of stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal and supporting statement (the "Proposal") submitted by Harrington Investments (the "Proponent"). A copy of the Proposal and accompanying cover letter, dated November 22, 2004, is attached as Attachment A.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, 3M notifies the Proponent of its intention to omit the Proposal from its 2005 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2005 Proxy Materials with the Commission. On behalf of 3M, I agree to promptly forward to the Proponent any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M.

3M requests the concurrence of the Staff that it will not recommend enforcement action if 3M omits the Proposal from the 2005 Proxy Materials for the reasons set forth in this letter. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

I. The Proposal

The Proposal requests 3M's Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the following business principles in the People's Republic of China (the "China Business Principles"):

1. No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

2. Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

3. Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

4. Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

5. Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

6. We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

7. Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity, region of origin, labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

8. Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

9. Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

10. We will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse.

11. We will issue annual statements to the China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

II. Reasons for Exclusion

3M believes that it may omit the Proposal for the following reasons: (A) the Proposal may be excluded under Rule 14a-8(i)(7) because it involves 3M's ordinary business operations; and (B) 3M has already substantially implemented the Proposal and therefore may exclude the Proposal under Rule 14a-8(i)(10). The reasons for 3M's conclusions are set forth below.

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Involves Ordinary Business Operations

3M believes that it may exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to the 3M's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: viz., to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting. The Commission further explained that that the ordinary business exclusion rests on two principal considerations. The first relates to the subject matter of the proposal. The 1998 Release states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Both principles underlying the ordinary business exclusion apply, in particular, to proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees. . . ." Importantly, although it reversed the Staff's position in *Cracker Barrel Old Country Stores, Inc.* (avail. Oct. 13, 1992) with respect to the automatic exclusion of employment-related stockholder proposals raising social policy issues, the 1998 Release specifically stated that "reversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, <u>such as proposals on general business operations</u>." (emphasis added). Pursuant to the amended rules, the Staff will determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The present Proposal seeks the endorsement by 3M of principles relating to a variety of different topics, a number of which relate to the Company's ordinary business operations. For example, the second principle calls upon the Company and its suppliers to "adhere to wages that meet workers' basic needs, fair and decent working hours. . . ." It is difficult to conceive of a more ordinary business decision than the determination of employees' wages and hours. The Staff has on numerous occasions concurred in the opinion that an employer's policies with respect to wage adjustments and to so-called "living wage" determinations relate to the employer's "ordinary business," and thus that stockholder proposals involving such policies may properly be excluded pursuant to Rule

14a-8(i)(7). See, e.g., *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999); *Kmart Corp.* (avail. Mar. 12, 1999); *The Warnaco Group* (avail. Mar. 12, 1999).

Similarly, the sixth principle calls upon the Company to promote the "freedom of association and assembly, including the rights [of employees] to form unions and to bargain collectively. . . ." While the Company certainly supports the exercise by employees of all of their rights, the Company believes that this item is inextricably intertwined with policies relating to the ordinary business relationship between management and labor. The recognition of collective bargaining units and the negotiation of wages, hours and working conditions between companies and unions are fundamental business issues that confront all employers. The Staff, too, has acknowledged that determinations involving unions and collective bargaining relate to companies' "ordinary business." See, e.g., *UAL, Inc.* (avail. Mar. 3, 1986); see also *Modine Manufacturing Co.* (avail. May 6, 1998) (proposal to form committee to develop corporate code of conduct addressing right of employees to organize and maintain unions held excludable as relating to "ordinary business").

Although certain of the topics addressed in the China Business Principles may touch upon significant policy issues, these are interspersed with other "principles" that clearly relate to ordinary business matters that do not raise significant policy issues. In fact, taken in its entirety as a single proposal (as, indeed, it must if the Proponent is not to violate the single-proposal limitation of Rule 14a-8(c)), the very breadth and scope of its individual "principles" demonstrate that the Proposal necessarily relates to the Company's "ordinary business" operations. Through its various requirements, the Proposal addresses not just prohibitions against slave and child labor, but also the rates and the payment of employee wages; it covers not just hiring and promotion practices, but also occupational health and safety considerations; it seeks to dictate not only the terms of unionization and collective bargaining, but also methods of production and environmental safety measures; it relates not just to the Company's operations, but also those of its suppliers. In short, the only unifying concept underlying the many "principles" raised in the Proposal is that they all relate to the conduct of business in China. Thus, because it blankets virtually every aspect of doing business in China, the Proposal cannot avoid impermissibly treading on the 3M's "ordinary business" operations.

The Staff has on a number of occasions concurred that proponents may not circumvent the prohibition on ordinary business matters by bundling them with significant policy issues. See, e.g., *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999)(exclusion of proposal requiring company to report on actions it has taken to ensure that its suppliers do not, among other things, use slave or child labor permitted where a single element to be included in the report related to ordinary business matters); *Kmart Corp.* (avail. Mar. 12, 1999) and *The Warnaco Group* (avail. Mar. 12, 1999)(both reaching the same result as Wal-Mart Stores with respect to a similar proposal); *Chrysler Corp.* (avail. Feb. 18, 1998)(proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters"). These letters also reflect the fact that the Staff does not permit proponents to revise proposals that are excludable under Rule 14a-8(i)(7). Accordingly, because the Proposal relates to ordinary business matters, we believe that 3M may properly exclude the Proposal in its entirety from the 2005 Proxy Materials.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because 3M Has Substantially Implemented the Proposal

The Proposal may also properly be excluded pursuant to Rule 14a-8(i)(10), which permits the exclusion of a stockholder proposal when a company has already "substantially implemented" the elements of the Proposal.[1] The 1998 Release notes that this rule merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., *Nordstrom Inc.* (avail. Feb. 8. 1995)(proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, see also *The Gap, Inc.* (avail. Mar. 8, 1996). As discussed below, 3M's policies and principles compare favorable with - and in many cases go beyond - the standards set forth in the China Business Principles, demonstrating that 3M has substantially implemented the Proposal.

1. The Company has already adopted and implemented a set of corporate policies and business principles with respect to the Company's own facilities in China.

The Company has adopted a comprehensive set of Business Conduct Policies, guidelines and values ("Policies") relating to and substantially implementing each of the numbered items raised in the Proposal. Together, these documents constitute the Company's official position on issues concerning employees and the workplace environment.

The Policies set forth minimum expectations for all employees worldwide, including China. Policies relating to compliance, fair employment and labor practices, the workplace, and environment, health and safety address the substance of China Business Principles include:

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[1] 3M notes in this regard, however, that to the extent some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented" the remaining portion of a proposal in order to properly exclude the balance as well. *See Exxon Corp.* (avail. Feb. 28, 1992)(proposal relating to MacBride principles excludable partly under Rule 14a-8(c)(7) and partly under 14a-8(c)(10)).

Compliance with Laws. 3M is recognized worldwide as an ethical and law-abiding company. Although the company has business operations in more than 60 countries, 3M has only one set of business conduct policies that apply globally. These universal standards provide a framework for conducting business the right way – legally and ethically – everywhere 3M does business. It is 3M policy that employees and others acting on 3M's behalf must comply with all laws and 3M Business Conduct Policies.

As a global company, 3M is regulated by many different country, state and local laws simultaneously. In addition to complying with 3M's Business Conduct Policies related to 3M business activities, employees must abide by all laws that apply to them wherever they live or work.

Fair Employment and Labor Practices: The principle of respect for social and physical environment, as one of the four corner stones of our corporate values, is incorporated into specific policies. At 3M, we have adopted Human Resource Principles that reflect our belief that it is essential to provide a work environment that:

- Respects the dignity and worth of individuals;
- Encourages the initiative of each employee;
- Challenges individual capabilities; and
- Provides equal opportunity.

Our employment and labor practices reflect these principles. For example, in most countries where 3M conducts business, our compensation often significantly exceeds minimum wage requirements. 3M values a diverse workforce and has extensive programs to identify, hire, educate and promote employees with a wide range of skills and attributes. 3M prohibits workplace harassment and respects workers' freedom to associate with each other and organize. 3M also respects the rights of organized employees to engage in grievance and arbitration processes and negotiation. 3M has adopted strong worker protection principles that apply worldwide. We have similar principles that prohibit the use of forced or bonded labor, or the employment of children under the minimum age established by local law. 3M also takes necessary steps to ensure the occupational health and safety of our workers.

Harassment-free Workplace: It is 3M policy that employees and others acting on 3M's behalf are entitled to respectful treatment in the 3M workplace. Being respected means being treated honestly and professionally, with employee's unique talents and perspectives valued. A respectful workplace is about more than compliance with the law. It is a working environment that is free of inappropriate behavior of all kinds and harassment because of age, disability, marital status, race or color, national origin, religion, sex or sexual orientation.

This policy applies to all 3M employees worldwide and to anyone else doing business for or with 3M. As a global policy, it applies to all locations and situations where 3M business is conducted and to all company-sponsored social events.

Environmental, Health and Safety: 3M is committed to meeting our environmental, health and safety (EH&S) goals for 3M products and processes, and to maintaining a safe and healthy workplace. It is 3M policy to provide a safe and healthful workplace for all, and to minimize the impact of our production processes and products on the environment.

Employees and others acting on 3M's behalf are responsible for knowing and complying with all applicable EH&S laws and regulations, as well as with 3M's related policies, standards and guidelines. 3M management also is responsible for ensuring that employees and others acting on 3M's behalf are properly trained in these laws and policies.

A strong environmental ethic is ingrained in 3M's culture. 3M has long recognized the need to address potential environmental issues in its operations around the world. The commitment to protect the environment was formalized when the Company adopted the 3M Environmental Policy in 1975. This global policy sets forth a commitment by which 3M is dedicated to continuous improvement of environmental performance. It is as applicable today as it was almost 30 years ago and applies to all 3M locations around the world. The policy makes it clear that being a good environmental citizen makes good business sense. This Corporate Environmental Policy reads:

3M will continue to recognize and exercise its responsibility to:

- Solve it's own environmental pollution and conservation problems.
- Prevent pollution at the source wherever and whenever possible.
- Develop products that will have a minimum effect on the environment.
- Conserve natural resources through the use of reclamation and other appropriate methods.
- Assure that its facilities and products meet and sustain the regulations of all federal, state and local environmental agencies.

3M also initiated an innovative environmental program in 1975 called Pollution Prevention Pays (3P), based on the then novel idea that the best way to prevent pollution is not to generate it in the first place. This program is designed to encourage employees closest to 3M's products and processes to find ways to prevent pollution at the source rather than treat pollution after it is created. It represented the first organized application of the concept of pollution prevention throughout one company, worldwide.

In addition to having adopted these policies which compare favorably with or go beyond the actions called for under the China Business Principles, 3M continues to actively enforce and promote the implementation by employees of its policies worldwide. With respect to China Business Principles 4 and 8, 3M's Environmental, Health and Safety Policy specifically prohibit use of production methods that negatively affect occupational health and safety and mandate use of environmentally responsible production methods.

With particular respect to the Company's operations in China, the following facts further demonstrate that the Company has substantially implemented the Proposal as it applies to the Company's operations in China. 3M China complies with applicable Chinese national and local labor and employment laws and regulations, and follows our corporate Human Resources Principles and practices on equal opportunities, with competitive compensation and benefit packages for our employees.

Equal Opportunities – 3M's policy affirms the right of every person to participate in all aspects of employment without regard to race, religion, national origin, sex, disability, age, marital status, citizenship status, or sexual orientation, among others. For example, female employees of 3M China constitute about 20% of its top management leadership team and over 34% of its professional staff. We periodically hire a job candidate from one city and allow him or her to work in another city for career enhancement (such individual mobility is welcomed by employees and different than China's traditional labor practice of rigid residency requirement).

Labor Sources – We do not use child labor, forced labor, or prison, labor camp labor. 3M China hires its workers through two legitimate channels: (1) our own hiring process, (e.g., newspaper advertisements or job fair interviews) that requires candidates to show proof of work permit that is issued by the municipal labor and employment department before hiring; and (2) working with government-licensed and reputable employment agencies which provide job candidates with the necessary work permits to us. Our experience tells us that our suppliers use similar, legitimate channels for their labor sources.

Working Environment – We follow our corporate Human Resource Principles in providing a respectful workplace, in which the dignity of every individual is respected, and no corporal punishment, physical, sexual or verbal abuse or harassment, or other inappropriate behavior is tolerated by 3M China management.

Working Hours, Wages and Benefits – We follow the Chinese legal standard of 40 hours per week. We offer competitive cash and benefits packages which exceed both Chinese legal requirements and, in general, are several times greater that the average pay of the cities where we operate (not to mention city minimum wages which are typically below city averages). For example, our wages are several times over Shanghai city average and an in-land city's average. We also offer comprehensive benefits to our employees far beyond what is required by the government, including supplemental medical, pension, accident and life insurance, and housing benefits, additional holidays, annual leave, and relocation policy.

We have enjoyed good relationships with our employees in China. There has been no incident where police or other law enforcement personnel were called onto our premises to resolve a labor dispute.

Environmental, Health and Safety (EH&S) Practices: We follow applicable Chinese environmental, health and safety related laws and regulations, as well 3M corporate policies, procedures and programs, and have opted to adhere to the more stringent policies where they exceed Chinese legal requirements. For example, we exceed Chinese government requirements in our "Air Emission Reduction Program" under which we voluntarily control volatile organic compound emissions which are not currently regulated in China. We strive towards continuous improvement, which is 3M China's EH&S philosophy.

Our three largest plants in Shanghai are ISO 14001 and OHSAS 18001 certified. These two internationally well recognized standards are the basis of our EH&S Management System, into which applicable Chinese legal requirements and 3M corporate requirements are integrated. We have developed a Chinese EH&S Laws and Regulations Compliance Self-Assessment Checklist, which we use to audit all departments on a yearly basis. Shanghai Quality Management Audit Center, the certifying party of our compliance with ISO 14001 and OHSAS 18001, conducts an annual audit including legal compliance status assessment. Our corporate internal auditors also audit our plants for regulatory compliance and global corporate EH&S policy compliance.

Accordingly, the foregoing amply demonstrates, first, that the Company has already adopted policies and principles covering the same subject matter as the Proposal and, second, that 3M's track record in China supports its claims that the Company has "substantially" -- if not fully -- implemented the China Business Principles. Thus, the Company believes that it may properly exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(10).

2. The Company has established and enforces employee rights and workplace guidelines for its China-based suppliers.

In addition to our business conduct and human resource policies, we also set specific expectations for our suppliers. These expectations state that a 3M supplier must, among others:

- Ensure that goods produced for 3M have been manufactured and sold in compliance with all applicable laws, rules and regulations.
- Comply with all local country labor laws, including those related to wages, hours worked, working conditions and child labor.
- Not use labor which is a result of mental or physical coercion, physical punishment, slavery or other oppressive labor conditions.
- Comply with applicable country employment discrimination laws.
- Hire and employ workers in compliance with applicable laws. Wages, benefits, and working hours are expected to be fair and reasonable in the local labor market.
- Provide workers with a safe and healthy work environment that is in compliance with applicable laws.

Further, our detailed Supplier Assessment Survey form, which is part of our process to qualify a potential supplier, addresses the supplier expectations listed above, in addition to more questions on Environmental, Health and Safety and Human Resource policies. We also include in new contracts with contract manufacturers in China the following representations and warranties that the supplier will comply with the laws applicable to its business:

> "Party B [contract manufacturer/vendor] warrants that it complies and will continue to comply with all applicable laws, regulations and rules, including but not limited to laws and regulations in the areas of Labor and Employment, Environment and Health Protection, and Safety, and will perform all its obligations according to relevant laws and regulations."

Although outsource manufacturing constitutes a very small portion of 3M China's sales, we have implemented a contract manufacturing vendor/supplier evaluation checklist which includes inquiries into a potential supplier's environmental, occupational safety and health management systems. Specific questions focus on the supplier's compliance with applicable Chinese national and local laws and regulations and ISO 14001 and OHSAS 18001 certifications. In all new contracts with local vendors and suppliers, we seek affirmative representations and warranties that the prospective supplier currently complies and will maintain compliance with Chinese government EH&S and labor regulations. On 3M China's website, we display our "Environmental Protection Policies" and "Public Welfare", setting the appropriate tone of a socially responsible corporate citizen. We have also disseminated 3M's "Corporate Environmental Policy" (referred to above) to all local vendors and suppliers in 2002 setting forth our expectation of compliance with the environmental laws.

3M China has a staff of contract manufacturing engineers who periodically visit all of our suppliers, often unannounced, and assess compliance not only with quality specifications, but also with our expectations for our suppliers. For the top thirty vendors (that collectively constitute a vast majority of our outsource spending), we visit them once or twice each month, often unannounced. During on-site inspections and follow-up plant tours to our local vendors and suppliers, our employees inquire about and pay attention to the areas of child labor, forced labor, harsh and inhumane working environment.

As with the Company's own facilities, the foregoing amply demonstrates that 3M has also "substantially implemented" the Proposal as applied to the facilities and operations of its suppliers in China. Accordingly, the Company believes that it may properly exclude the Proposal in its entirety from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(10).

Comparison Table: The following table compares each of the China Business Principles with 3M's global business practices in China for its own operations and those of its suppliers. This comparison clearly illustrates how 3M has substantially implemented, and in some cases goes far beyond, the Proponent's China Business Principles:

China Business Principles	3M's Business Practices in China
1. No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.	Our policies and procedures specifically protect against use of bonded or forced labor in our facilities and we expect the same from our suppliers.
2. Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.	We follow Chinese legal standard of 40 hours per week. We offer competitive cash and benefits packages which often exceed both Chinese legal requirements and, in general, several times over average pay of cities where we operate. We expect our suppliers to comply with labor laws, including those related to wages, hours worked and working conditions.
3. Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.	Our policies and procedures specifically protect against physical coercion and harassment of all kinds and we expect our suppliers to provide similar protections to their employees in accordance with applicable laws.
4. Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.	Our policies and procedures specifically call for taking necessary steps to protect the occupational health and safety of our employees and we expect our suppliers to provide their workers with a safe and healthy work environment in compliance with applicable laws.
5. Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.	Our policies and procedures specifically protect against interference with our employees freedom to associate with each other and organize. We expect our suppliers to respect the lawful rights of their employees.

China Business Principles	3M's Business Practices in China
6. We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.	3M prohibits workplace harassment and respects workers' freedom to associate with each other and organize. 3M also respects the rights of organized employees to engage in grievance and arbitration processes and negotiation. We expect our suppliers to respect the lawful rights of their employees.
7. Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity, region of origin, labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.	3M's policy affirms the right of every person to participate in all aspects of employment without regard to race, religion, national origin, sex, disability, age, marital status, citizenship status, or sexual orientation, among others. We expect the same from our suppliers.
8. Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.	Our policies and procedures specifically address preventing pollution at the source wherever and whenever possible and developing products that will have a minimum effect on the environment. We expect our suppliers to comply with all local and national environmental laws.
9. Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.	Our policies and procedures specifically protect against the use of child labor and we expect the same from our suppliers. 3M China has a staff of contract manufacturing engineers who periodically visit all of our suppliers, often unannounced, and assess compliance not only with quality specifications, but also with our overall expectations for our suppliers.
10. We will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse.	3M is a diversified technology company with a global presence in health care; industrial; display and graphics; consumer and office; safety, security and protection services; electronics, telecommunications and electrical; and transportation markets. Our products make life better and easier for people around the world and are designed to help, not hurt people.

China Business Principles	3M's Business Practices in China
11. We will issue annual statements to the China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.	3M publishes an annual sustainability report on all of its worldwide operations and has published a booklet entitled "A Global Citizen – Our values and Business Conduct"

Notwithstanding any minor differences in the words used to describe 3M's business practices in China and the China Business Principles, it is unquestionable that 3M has already "substantially implemented" the letter and spirit of the China Business Principles. It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Masco Corporation* (avail. Mar. 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. *See, e.g., Columbia/HCA Healthcare Corp.* (avail. Feb. 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal).

Based on the foregoing analysis, 3M requests the concurrence of the Staff that it will not recommend enforcement action if 3M excludes the Proposal from the 2005 Proxy Materials. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,



Gregg M. Larson

cc: Harrington Investments



On 11/24/04, forwarded to RZiegler, GLarson, IThulin along with previous history.

November 22, 2004

RECEIVED
NOV 23 2004
Gregg M. Larson

W. James McNerney, Jr.
Chairman and CEO
3M Company
3M Center
St. Paul, MN 55144-1000

Re: Shareholder Proposal

Dear Mr. McNerney:

As the beneficial owner of 3M Company stock I am very concerned with human and labor rights issues, including low wages and labor abuses existing in sub-contractors and factories used by our company in China. You may recall the letters you received from Harrington Investments, dated August 4, 2004 and September 13, 2004, pertaining to this issue. Harrington Investments, Inc. is the registered socially responsible investment advisor managing my assets. Unfortunately, to date we have not received a response to either letter.

Therefore, in accordance to Rule 14a-8 of the General Rules and Regulation of the Securities Act of 1934, I am filing the attached shareholder proposal for inclusion in 3M's 2005 proxy material. My Schwab account (7996-3084) holds 600 shares of 3M. I have been a shareholder for more than one year and will be providing verification of my ownership position. The shares will be continuously held at least through the end of the 2005 annual meeting of shareholders.

The resolution serves to express my continuing and growing concern about human rights issues, including low wages and dangerous working conditions existing in factories in China. We would like to see 3M become a signatory of the China Business Principles and participate in the China Business Principles Working Group.

If you desire to discuss the substance of the proposal please contact Robert Rosoff, Coordinator of the China Business Principles Working Group (415-668-7140). Also, feel free to contact Peri Payne at Harrington Investments if you require clarification of my actions (707-252-6166). Should management intend to recommend voting against the proposal, we request that the supporting statement also be included in the proxy printed material.

I look forward to hearing from you.

Sincerely,

Jane Segal

Encl.

Cc: Robert Rosoff, Coordinator of the China Business Principles
Division of Corporate Finance, The Securities & Exchange Commission

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

ATTACHMENT A

CHINA BUSINESS PRINCIPLES
FOR RIGHTS OF WORKERS IN CHINA

WHEREAS: our company's business practices in China respect human and labor rights of workers. The first nine principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization and the United Nations Covenants on Economic, Social & Cultural Rights, and Civil & Political Rights.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity, region of origin, labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(8) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(9) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(10) We will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse.

(11) We will issue annual statements to the China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

RESOLVED: Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

SUPPORTING STATEMENT: As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.



September 13, 2004

W. James McNerney, Jr.
Chairman and CEO
3M Company
3M Center
St. Paul, MN 55144-1000

Dear Mr. McNerney:

Harrington Investments, Inc., is a registered investment advisor managing assets for individuals and institutions concerned with a social as well as financial return. I am writing on behalf of my clients who hold over 9,000 shares of 3M stock. We strongly believe that U.S. companies doing business throughout the world should adopt a labor code of conduct that is easily implemented and rigorously enforced. It is important for U.S. companies to ensure the human rights of workers producing products purchased by U.S. consumers.

You may recall my letter of August 4, 2004, in which I inquired about our company's labor policies in China. As to date, I have received no response from 3M. As shareholders, we are interested in learning about 3M's initiatives to ensure that workers in China do not suffer from human and labor rights abuses. We recognize it is difficult to operate in a socially responsible manner in China. To accomplish this, our company needs to adopt a comprehensive code of conduct such as the "China Business Principles" (copy enclosed). In addition, our company needs a means of successfully implementing this code in China. Participation in the China Working Group (CWG) would be very helpful. The CWG is an organization composed of companies, nongovernmental organizations and socially responsible investors working together to address labor rights and human rights problems in China. Current company participants include Reebok, Nike, Target, Intel, and Cisco Systems.

- Does our company have a company and/or a supplier code of conduct?
- If so, does it explicitly address the labor rights and human rights violations common in China and contain standards found in comprehensive codes such as the "China Business Principles"?
- How does our company ensure compliance with our code in China?
- Does our company have a dedicated corporate social responsibility (CSR) staff?
- If so, how many members does it have and what is its annual budget?
- Does our company have a CSR staff located in China or Asia?
- What is being done to ensure that our workers and our subcontractors' and suppliers' workers have all rights guaranteed under Chinese law?

Furthermore, unless our company discloses some evidence of company and vendor code compliance, consumers, investors and researchers will not have accurate data for fairly comparing companies' levels of social responsibility.

- How does our company publicly communicate our CSR compliance?
- Will our company commit to producing an annual Social Responsibility Report that meets industry standards, currently reflected in the Social Responsibility Report of Gap, Inc.?

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM



As investors in 3M, we hope to see our company continue to flourish and to represent the highest standards of corporate responsibility. I look forward to your reply and hope that we will have the opportunity to discuss this issue further.

Sincerely,



John C. Harrington
President

Refer to: J. Thulin

Date Sent 8-13-04


HARRINGTON
INVESTMENTS, INC.

August 4, 2004

W. James McNerney, Jr.
Chairman and CEO
3M Company
3M Center
St. Paul, MN 55144-1000

Dear Mr. McNerney:

Harrington Investments, Inc., is a registered investment advisor managing assets for individuals and institutions concerned with a social as well as financial return. I am writing on behalf of my clients who hold over 9,000 shares of 3M stock. We strongly believe that U.S. companies doing business throughout the world should adopt a labor code of conduct that is easily implemented and rigorously enforced. It is important for U.S. companies to ensure the human rights of workers producing products purchased by U.S. consumers.

As shareholders, we are interested in learning about 3M's initiatives to ensure that workers in China do not suffer from human and labor rights abuses. We recognize it is difficult to operate in a socially responsible manner in China. To accomplish this, our company needs to adopt a comprehensive code of conduct such as the "China Business Principles" (copy enclosed). In addition, our company needs a means of successfully implementing this code in China. Participation in the China Working Group (CWG) would be very helpful. The CWG is an organization composed of companies, nongovernmental organizations and socially responsible investors working together to address labor rights and human rights problems in China. Current company participants include Reebok, Nike, Target, Intel, and Cisco Systems.

- Does our company have a company and/or a supplier code of conduct?
- If so, does it explicitly address the labor rights and human rights violations common in China and contain standards found in comprehensive codes such as the "China Business Principles"?
- How does our company ensure compliance with our code in China?
- Does our company have a dedicated corporate social responsibility (CSR) staff?
- If so, how many members does it have and what is its annual budget?
- Does our company have a CSR staff located in China or Asia?
- What is being done to ensure that our workers and our subcontractors' and suppliers' workers have all rights guaranteed under Chinese law?

Furthermore, unless our company discloses some evidence of company and vendor code compliance, consumers, investors and researchers will not have accurate data for fairly comparing companies' levels of social responsibility.

- How does our company publicly communicate our CSR compliance?
- Will our company commit to producing an annual Social Responsibility Report that meets industry standards, currently reflected in the Social Responsibility Report of Gap, Inc.?

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET



China Business Principles

The eleven principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization and the United Nations Covenants on Economic, Social & Cultural Rights, and Civil & Political Rights. They have been signed by the Chinese government and China's national laws.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity, region of origin, labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(8) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(9) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(10) We will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse.

(11) We will issue annual statements to the China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.



January 21, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Appeal of 3M Company's No Action Request to a Shareholder Proposal Submitted for Inclusion in the Company's 2005 Proxy Material

Ladies and Gentlemen:

This letter is in response to a letter dated January 7, 2005 from the 3M Company (the "Company"), indicating the Company had filed a request to exclude a shareholder proposal and supporting statement filed by Jane Segal (the "Proposal") from its proxy materials for the Company's 2005 Annual Meeting of shareholders. Acting on Ms. Segal's behalf, this Proposal was filed in order to allow shareholders the right to vote on whether or not the Company should adopt *China Business Principles for Rights of Workers in China* ("China Business Principles").

The Company seeks to exclude the shareholder resolution from their proxy material based on:

1. **Rule 14a-8(i)(7),** which states that the proposal may be omitted if it deals with a matter relating to the company's ordinary business operations; and

2. **Rule 14a-8(i)(10),** which states that the proposal may be omitted if the company has already substantially implemented the proposal.

I respectfully request that the Commission *not* allow the Company to exclude the resolution from its proxy materials for the following reasons:

1. **Rule 14a-8(i)(7):** The Company argues that the Proposal deals with matters relating to ordinary business operations. However, a number of companies have challenged the Proposal on this basis and the SEC has rejected this argument in every case (See, e.g., Response of the Office of the Chief Counsel, attached as Exhibit 1).

The overall policy issue addressed by the Proposal is far from ordinary business, but rather relates to *extraordinary social policy matters*. The Proposal applies to the treatment of the Company's employees in China, where human and labor rights violations of Chinese workers are common. This has consistently been a hot issue in the media, at the U.S. State Department and the U.S. Congress, before the United Nations,

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM



address these issues, simply stating, "Our products make life better and easier for people around the world and are designed to help, not hurt people." The Company needs to evaluate the products it is selling in China and avoid selling products that have these harmful effects.

(b) Chinese suppliers are not held to the same standards

Labor rights abuse is rampant in China and the vast majority of factories in China are not in compliance with Chinese labor law, much less with western company codes of conduct. The China Business Principles therefore requires the Company to take sufficient action to ensure its Chinese suppliers meet the standards set forth in the Principles.

The Company does not have a Supplier Code of Conduct. Instead it uses a "Potential Supplier Checklist" that does not contain all the provisions of the China Business Principles. For example, the Checklist does not require that supplier wages meet basic needs; does not prohibit suppliers from calling on police or military to enter their premises to prevent workers from exercising basic rights; and does not require suppliers to promote freedom of association, assembly and expression, among other requirements.

(c) Company monitoring of suppliers is inadequate

The China Business Principles would require the Company Board of Directors "to make all possible lawful efforts to implement and/or increase activity on each of the principles" in China. The Company indicates it is taking some action to monitor the compliance of suppliers with its "Checklist;" however, it has presented no documentation that these efforts are sufficient since Chinese factory owners and managers have become extremely adept at deceiving inspectors. There is no evidence the Company is taking all lawful efforts to implement its own standards, much less the greater requirements contained in the China Business Principles.

Harrington Investments, Inc., respectfully urges the Commission to allow shareholders of 3M the right to vote on this important policy issue at its 2005 Annual Shareholders' Meeting.

Sincerely,



John C Harrington
President


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL

450 5th Street, N.W. - Room 4105
Washington, D.C. 20549

FAX SHEET

FAXED TO:	John Harrington	FROM:	THERESA REGAN
COMPANY NAME:	Harrington Vanguard	MAILSTOP:	4-2
PHONE NUMBER:	(707) 252-6166	PHONE NUMBER:	(202) 942-2900
FAX NUMBER:	(707) 257-7923	FAX NUMBER:	(202) 942-9525
DATE:	8/15/00	RE:	shareholder proposal to Oracle Corp.

NUMBER OF PAGES + COVER 2

Exhibit 1

August 15, 2000

Response of the Office of the Chief Counsel
Division of Corporation Finance

Re: Oracle Corporation
Incoming letter dated June 19, 2000

The proposal requests that the board of directors make all possible lawful efforts to implement and/or increase activity on principles "defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws."

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is "otherwise significantly related" to Oracle's business. Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Theresa Regan
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3M Company
Incoming letter dated January 7, 2005

The proposal requests the board of directors to implement and/or increase activity on eleven principles set forth in the proposal relating to human and labor rights in China.

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser